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Report of Independent Registered Public Accounting Firm

To the Management of CoreLogic Commercial Real Estate Services, Inc.

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance, that CoreLogic Commercial Real Estate Services, Inc. (the “Company”), an indirect subsidiary of CoreLogic Inc., complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for all loans for commercial mortgage loan outsourcing customers for which the Company served as the commercial tax service provider (the “Platform”), as of December 31, 2018 and for the year then ended only including 1122(d)(1)(iv), 1122(d)(2)(ii), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(2)(vii), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii), which the Company has determined are applicable to the servicing activities performed by it with respect to the Platform. CoreLogic Commercial Real Estate Services, Inc.’s management is responsible for its assertion and for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the applicable servicing criteria is fairly stated, in all material respects, and,accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected servicing activities related to the Platform, and determining whether the Company performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that CoreLogic Commercial Real Estate Services, Inc. complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2018 for all loans for commercial mortgage loan outsourcing customers for which the Company served as the commercial tax service provider is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers

Dallas, TX

February 8, 2019

PricewaterhouseCoopers LLP, 2121 N Pearl St, Dallas, TX 75201

T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us